Board Resolution
	     Fidelty Bond Coverage


Directors of the Fund who are not interested persons, upon motion duly made and seconded, unanimously approved the following resolution:

"Resolved, that the proposed renewal of the fidelity bond with Chubb Group of Insurance Companies (or antother reputable insurance company approved by an officer fo the Fund) which will be effective on July 31, 2006 with a limit of liability of $300,000 and with substantially the same terms and conditions as the existing fidelity bond (e.g. a single insured bond) is hereby, in all respects, authorized, adopted and approved, and any officer of the Fund is hereby authorized to pay the premium therefor."